Copa Holdings Announces Monthly Traffic Statistics For June 2014

PANAMA CITY, July 14, 2014 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for June 2014:

Operating Data	Jun	Jun	% Change	YTD	YTD	% Change
	2014	2013	(YOY)	2014	2013	(YOY)
Copa Holdings (Consolidated)
ASM (mm) (1)	1,713.1	1,526.4	12.2%	10,081.7	9,207.7	9.5%
RPM (mm) (2)	1,325.5	1,173.3	13.0%	7,832.9	7,004.6	11.8%
Load Factor (3)	77.4%	76.9%	0.5p.p.	77.7%	76.1%	1.6p.p.
International Service
ASM (mm) (1)	1,687.8	1,475.0	14.4%	9,864.8	8,876.1	11.1%
RPM (mm) (2)	1,306.2	1,131.6	15.4%	7,665.9	6,752.5	13.5%
Load Factor (3)	77.4%	76.7%	0.7p.p.	77.7%	76.1%	1.6p.p.
Domestic Service
ASM (mm) (1)	25.3	51.4	-50.9%	216.9	331.6	-34.6%
RPM (mm) (2)	19.3	41.8	-53.7%	167.0	252.1	-33.8%
Load Factor (3)	76.6%	81.3%	-4.7p.p.	77.0%	76.0%	1.0p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For the month of June 2014, Copa Holdings' system-wide passenger traffic (RPM) increased 13.0% year over year, while capacity increased 12.2%. As a result, system load factor for June 2014 was 77.4%, a 0.5 percentage point increase when compared to June 2013.

International passenger traffic grew 15.4%, while capacity increased 14.4%. This resulted in a load factor of 77.4%, a 0.7 percentage point increase when compared to June 2013. For the month, International capacity represented 98.5% of total capacity.

Domestic traffic, represented wholly by Colombian domestic service, decreased 53.7%, while capacity decreased 50.9%. As a result, domestic load factor for the month decreased 4.7 percentage points to 76.6%. For the month, domestic capacity represented 1.5% of total capacity.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 67 destinations in 29 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 94 aircraft: 68 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit www.copaair.com.

CPA-G

CONTACT: Rafael Arias – Panama, Director-Investor Relations, (507) 304-2431